
December 28, 2022

Khurram P. Sheikh
Chief Executive Officer
KINS Technology Group, Inc.
Four Palo Alto Square, Suite 200
3000 El Camino Real
Palo Alto, CA 94306

> **Re: KINS Technology Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 6, 2022**
> **File No. 333-267938**

Dear Khurram P. Sheikh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed December 6, 2022

Preservation of the Intended Tax Treatment of Certain Aspects of the Transactions, page 40

1. We note your responses to prior comments 10 and 11 regarding the consequences to New CXApp stockholders should the IRS disallow the tax-free treatment of the spin-off made pursuant to the Reverse Morris Trust. Either here or in a Q&A, please clearly indicate whether legacy Inpixon stockholders who will receive New CXApp shares as part of the spin-off and eventually the business combination with the public SPAC KINS Technology must maintain a 50.1% ownership of New CXApp for at least two years and that the consequences of the failure to do so could result in a taxable gain to Inpixon that New CXApp may have to indemnify. Clarify how, or if, legacy Inpixon stockholders are

restricted from selling their shares to prevent their ownership percentage from falling below 50.1%, such as through the lock-up agreements, Class C shares or restrictions or other methods.

2. We note your disclosure on page 92 that Inpixon is currently considering strategic alternatives that include divesting further portions of its remaining business. Please disclose in the summary the possible resulting taxable gain that Inpixon may incur from the spin-off and divestiture of the enterprise application business of Inpixon and that New CXApp would not indemnify any resulting taxable gain. Further, clarify that if there is a taxable gain payable by Inpixon whether the restrictions as to issuances of new equity, mergers and other restricted transactions for two years would no longer apply.

Interests of CXApp's Directors and Executive Officers in the Merger, page 49

3. Please disclose the combined beneficial interests of Inpixon and its related parties (including but not limited to Nadir Ali) in KINS Technology, including indirect ownership through KINS Capital based on their membership interests in Cardinal Venture Holdings which owns certain interests in KINS Capital.

Unaudited Pro Forma Condensed Combined Financial Information, page 96

4. We note you anticipate the Business Combination will be accounted for as a reverse recapitalization. You disclosed several reasons why CXApp has been determined to be the accounting acquirer including that CXApp's management will comprise the majority of New CXApp. However, we also note on page 231 that Mr. Khurram P. Sheikh, KINS' current Chairman, Chief Executive Officer, and Chief Financial Officer, will serve as the Chairman and Chief Executive Officer of the combined company. Additionally, Messrs. Sheikh, Martino, and Eisnor, currently KINS' directors, have been nominated to serve on the Combined Company Board. Please explain to us your consideration of the post-closing composition of the Board and designation of the Chief Executive Officer when concluding that CXApp, and not KINS Technology Group, is the accounting acquirer. Also, clarify on page 96 the contemplated composition of the Combined Company's Board and management.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 103

5. Explain to us your consideration of providing a pro forma adjustment for the $225,000 loan from the Sponsor to the Company for each share of Class A common stock that is not redeemed in connection with the stockholder vote to approve the extension under the Minimum Redemption Scenario. If deemed a "loan," please also disclose the repayment terms in a corresponding note. We note your disclosure on page 32.

Opinion of KNAV P.A., page 153

6. We reissue prior comment 26 regarding your description of the KNAV fairness opinion, and prior comment 25 with regards to the GV discounted cash flow analysis. Please revise this section to clarify the specific financial information and projections that were provided to KNAV and to provide detailed support for the ultimate conclusions reached. For example, provide an illustrative table that includes the unlevered free cash flow for each period used in the discounted cash flow analyses. Further, please identify the other companies used in your comparative analysis to other public companies and provide the metrics used and calculated for each method.

Market Size, page 208

7. We reissue prior comment 29 regarding your industry and market data. Please identify the specific research companies and reports that are used to support your industry and market data.

Key Factors Affecting Design Reactor's Results of Operations, page 214

8. We reissue prior comment 34, as we are unable to locate the changes that are responsive to this comment. Please provide a more detailed description of your customer base, such as the number of customers from year to year and any concentration in geographic location, size, or industry. Additionally please clarify whether your management uses any key metrics to evaluate customer growth or penetration.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Mies, Esq.